                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-1748
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:     December 31, 1996
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                               ITEMS 6, 7 AND 12
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                            MAJOR REALTY CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant

                                      N/A
--------------------------------------------------------------------------------
Former Name if Applicable

                        5728 MAJOR BOULEVARD, SUITE 306
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

                             ORLANDO, FLORIDA 32819
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


        Registrant is in the process of negotiating with its principal lender for an extension of time for repayment of past-due interest payments and for a new $500,000 line of credit. These new financing arrangements represent a significant subsequent event material to Registrant and, therefore, Registrant's management requires additional time to finalize these financial arrangements, analyze their effect and modify its Form 10-KSB in accordance with the results of the negotiations and such analysis.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             GREGORY C. YADLEY
            CORPORATE SECRETARY           (813)                229-7600
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

--------------------------------------------------------------------------------

                            MAJOR REALTY CORPORATION
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  APRIL 1, 1997                By     /s/  GREGORY C. YADLEY
    -----------------------------      ----------------------------------------
                                        Gregory C. Yadley, Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                           ATTACHMENT TO FORM 12B-25
                            MAJOR REALTY CORPORATION


PART IV - OTHER INFORMATION

        The Company recorded a net loss of $579,000 in 1996, as related to a net income of $2,664,000 in 1995. The loss in 1996 was due primarily to the fact that the Company was able to sell only one parcel of land in 1996 for approximately $411,000. The income in 1995 was due to sales of property for a total of $6,810,000 which had an aggregate cost basis of $2,678,000. Selling, general and administrative costs in 1996 were $674,000 as compared to $902,000 in 1995. The reduction in selling, general and administrative costs primarily was attributed to a decrease in legal expenses, a reduction in employee lease expenses and the generally reduced scope of the Company's operations. Interest cost for 1996 was $546,000, a decrease of $465,000 as compared to interest cost of $1,011,000 for 1995. The decrease was due to the decreased principal balance of the Company's outstanding debt to Acceptance Insurance Companies Inc. and a decrease in the interest rate on such debt. These financial results are comparable to the results reported for the nine months ended September 30, 1996, in the Company's Form 10-QSB for such period.